EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2012		2011		2010		2009		2008
Earnings:
Net Income (Loss) from continuing operations before income taxes, discontinued operations and cumulative effect of accounting change	$4,542		$4,366		$3,919		$3,237		$(4,397)
Interest expense(1)(2)	1,363		1,321		1,277		1,521		2,499
Amortization of capitalized interest	1		1		1		2		3
Portion of rents representative of an interest factor(3)	164		147		138		176		234
Adjustment for equity earnings or losses of investee companies, net of cash distributions	88		95		38		74		21

Total earnings (loss)	$6,158		$5,930		$5,373		$5,010		$(1,640)

Fixed Charges:
Interest expense(1)(2)	$1,363		$1,321		$1,277		$1,521		$2,499
Capitalized interest(4)	5		4		2		1		1
Portion of rents representative of an interest factor(3)	164		147		138		176		234

Total fixed charges	$1,532		$1,472		$1,417		$1,698		$2,734

Ratio of earnings to fixed charges	4.0	x	4.0	x	3.8	x	3.0	x	— (5)

(1)	Earnings and fixed charges exclude accrued interest on uncertain tax positions that is included in income tax expense.
(2)	For the years ended December 31, 2012, 2011, 2010, 2009, and 2008, amounts include $0 million, $0 million, $0 million, $218 million, and $970 million, respectively, related to discontinued operations.
(3)	For the years ended December 31, 2012, 2011, 2010, 2009, and 2008, amounts include $0 million, $0 million, $0 million, $29 million, and $78 million, respectively, related to discontinued operations.
(4)	For the years ended December 31, 2012, 2011, 2010, 2009, and 2008, amounts include $0 million $0 million, $0 million, $0 million, and $1 million, respectively, related to discontinued operations.
(5)

Time Warner’s earnings were insufficient to cover its fixed charges by $4.374 billion for the year ended December 31, 2008. Net loss from continuing operations before income taxes and discontinued operations for 2008 includes $7.139 billion of noncash impairments related to goodwill and identifiable intangible assets at Time Warner’s Publishing segment.